EXHIBIT 19

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                              As a session of the Public Service
                                                  Commission held in the City of
                                                    Albany on September 16, 1998


COMMISSIONERS  PRESENT:

Maureen O. Helmer, Chairman
John B. Daly
Thomas J. Dunleavy
James D. Bennett

CASE 94-E-0098 -  Proceeding on Motion of the Commission as to the Rates,
                  Charges, Rules and Regulations of Niagara Mohawk Power Corporation for Electric Service

CASE 94-E-0099 -  Proceeding on Motion of the Commission as to the Rates,
                  Charges, Rules and Regulations of Niagara Mohawk Power Corporation for Electric Street Lighting Service


                       ORDER CONCERNING COMPLIANCE FILING
                            REGARDING HOLDING COMPANY

                    (Issued and Effective September 30, 1998)

BY THE COMMISSION:

                                   BACKGROUND
                                   ----------

          By letter dated July 22, 1998, Niagara Mohawk Power Corporation (Niagara Mohawk or the Company) notified the Commission of its intention to form a holding company called Niagara Mohawk Holdings, Inc. (Holdings).
The company believes that its filing is in compliance with Opinion No. 98-8 (Case 94-E-0098, Opinion and Order Adopting Terms of Settlement Agreement Subject to Modifications and Conditions, Opinion No. 98-8 (issued March 20,
1998) and the PowerChoice Settlement Agreement (Agreement), conditionally approved therein, which provides it the option to form a holding company within one year of the Commission approval of the Agreement. Niagara Mohawk requests that, if we determine additional review is required, we treat the filing as a petition and approve it on an emergency basis under the State Administrative Procedure Act (SAPA).

          Niagara Mohawk is currently a regulated holding company where the regulated utility is the parent with unregulated and regulated subsidiaries.
The PowerChoice Agreement, Section 9.1, allows Niagara Mohawk to continue this basic structure or, at its option, to form an unregulated holding company parent (Holdings) with regulated and unregulated subsidiaries. The unregulated subsidiaries would include Plum Street Enterprises, Inc. (Plum Street Enterprises' primary operating subsidiary is Plum Street Energy Marketing, Inc. Plum Street Energy Marketing, Inc. is being renamed Niagara Mohawk Energy Marketing, Inc., effective September 1, 1998.), Niagara Mohawk's energy services company (ESCO). In Opinion No. 98-8 (Opinion No. 98-8 at 10), we recognized that the PowerChoice Agreement "allows the company to operate as a holding Company " and approved Section 9.1 without modification. In addition, Section
9.2 of the PowerChoice Agreement provided for rules governing affiliate transactions and Section 9.3 provided standards of competitive conduct.

          Niagara Mohawk has chosen the holding company corporate structure option. Holdings will file for an exemption from the registration requirements of the Public Utility Holding Company Act of 1935, under Section 3(a)(1), due to its "predominantly intrastate" operations.

          The holding company will be formed through a share exchange. In its Compliance Filing (Appendix A, p. 63) pursuant to Opinion No. 98-8, the company explains the share exchange as follows:

(1) each share of Niagara Mohawk Common Stock outstanding immediately prior to the effective time of the share exchange will be exchanged for one new share of Holdings common stock;

(2) Holdings will become the owner of all outstanding Niagara Mohawk Common Stock; and

(3) the shares of Holdings common stock held by Niagara Mohawk immediately prior to the share exchange will be canceled.

          As a result, upon completion of the share exchange, Holdings will become a holding company, Niagara Mohawk will become a subsidiary of Holdings, and all of Holdings common stock outstanding immediately after the share exchange will be owned by the former holders of Niagara Mohawk Common Stock immediately prior to the share exchange. Following the share exchange, certain of Niagara Mohawk's existing non-utility subsidiaries will be transferred to Holdings and become subsidiaries of Holdings.

          The PowerChoice Agreement, subject to limited exceptions, prohibits Niagara Mohawk, Holdings or any of its subsidiaries from owning generation within New York State. This aspect of the corporate structure protects against the exercise of vertical market power. Otherwise, there are no restrictions on the activities that Holdings may pursue. However, as explained in the filing (Appendix A, p. 60):

          Holdings will continue to seek to invest in the current lines of business and, through its subsidiaries, will engage in energy marketing and other energy-related activities. Although Holdings has not identified other specific business opportunities, it believes that such activities would likely include areas with which Niagara Mohawk is already familiar, such as information systems, environmental services, engineering services, financial services, meter reading, and billing and collection services.

          The filing further recognizes that Holdings must comply with the PowerChoice Agreement (Appendix A, pp. 75-77), including restrictions on dividend payments from the regulated utility to Holdings, restrictions on cross default provisions (no loans, guarantees or pledges for the benefit of Holdings and other Holdings subsidiaries), restrictions on affiliate transactions, and restrictions on Board and managerial interlocks between Niagara Mohawk and Holdings and other Holdings subsidiaries.

     Parties' Comments
     -----------------

          Niagara Mohawk sent copies of the holding company filing to all the parties on the case service list. By comments dated August 18, 1998, Multiple Intervenors (MI) argues that Niagara Mohawk's holding company filing remains subject to approval under Section 70 of the Public Service Law (PSL) and that it does not meet any of the conditions necessary to be approved on an emergency basis under SAPA. It requests that the Commission issue an order establishing a schedule for comments on the filing. MI notes that other New York utility restructuring agreements more explicitly provided for Section 70 approval and included discussion of the plan for exchange of shares. Furthermore, MI is concerned that the holding company filing (Appendix A, pp. 64-65), allows for the transfer of assets to the holding company or any of its subsidiaries at not "less than fair consideration" whereas the PowerChoice Agreement, Section 9.2.2, explicitly indicates that "transfers of non-generation assets (or rights to use such assets) from RegCo to an affiliate will be priced at the higher of book value or fair market value." (MI comments, p. 3).

          In a reply letter dated August 27, 1998, Niagara Mohawk reiterates its justification for treating the filing as compliance as opposed to an unabbreviated Section 70 petition. In addition, Niagara Mohawk explains that MI took the asset transfer language out of context, noting that the filing (Appendix A, p. 76) summarizes all of the provisions of the PowerChoice Agreement regarding affiliate transactions, "including the requirements in
Section 9.2.2 regarding valuation transfers of non-generation assets (or rights to use such assets) from RegCo to an affiliate." Niagara Mohawk believes it adequately incorporated the PowerChoice Agreement provisions in its holding company filing.

                                   DISCUSSION
                                   ----------

          The PowerChoice Agreement (Opinion No. 98-8 at 10) allows the company to operate as a holding company and we approved the corporate structure sections of the Agreement without modification. Niagara Mohawk's proposed holding company is consistent with the structure contemplated in the PowerChoice Agreement. Thus, no additional approval process is required. The holding company structure provides Niagara Mohawk additional flexibility to deal with the increasingly competitive market. This flexibility will allow the holding company to access financial markets more quickly and pursue investment opportunities without the advance approval under PSL Section 69 and Section 107. At the same time, the PowerChoice Agreement places restrictions on Niagara Mohawk and Holdings to insulate the regulated operations from unregulated operations and protect ratepayers.

          MI is correct to note that the transfer of assets between Niagara Mohawk and Holdings, or its affiliates, should occur at the higher of book value or fair market value. Niagara Mohawk's response to MI indicates the company's intent to apply the provisions of the PowerChoice Agreement in forming the holding company. Where there may be discrepancies between Niagara Mohawk's filing and the PowerChoice Agreement, as noted by MI, the PowerChoice Agreement shall govern.

                                   CONCLUSION
                                   ----------

          Niagara Mohawk's filing is in compliance with the PowerChoice Agreement and Opinion No. 98-8 and, therefore, is approved. If there are minor discrepancies between the filing and the PowerChoice Agreement, the Agreement governs. As we have determined that this is a compliance filing, Niagara Mohawk's alternative request for approval under Section 70 of the PSL and an accompanying request for emergency action under SAPA is unnecessary.

The Commission orders:
-----------------------

          1. Niagara Mohawk Power Corporation's filing concerning the formation of a holding company is approved as provided herein.

          2.     These proceedings are continued.

                              By the Commission,




          (SIGNED)                    By:  /s/John C. Crary
                                           _____________________________
                                           John C. Crary
                                           Secretary